Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2018 RESULTS

Highlights

◾

Navigator Holdings Ltd. (the “Company”) (NYSE: NVGS) reported operating revenue of $78.2 million for the three months ended December 31, 2018, an increase from $76.7 million for the three months ended December 31, 2017. Operating revenue for the year ended December 31, 2018, amounted to $310.0 million.

◾

A net loss of $3.9 million (or a loss per share of $0.07) for the three months ended December 31, 2018. This includes non-cash movements of our cross-currency interest rate swap and foreign exchange translation, both relating to our NOK denominated bond, without which the loss for the three months ended December 31, 2018 would have been $1.1 million (or a loss per share of $0.02). A net loss of $5.7 million (or a loss per share of $0.10) for the year ended December 31, 2018, which includes a loss of $2.8 million for non-cash movements of our cross-currency interest rate swap and foreign exchange translation.

◾	Adjusted EBITDA(1) was $117.6 million for the year ended December 31, 2018, compared to $120.8 million for the year ended December 31, 2017.

◾	Maintained a fleet utilization of 86.3% for the three months ended December 31, 2018, resulting in a strong utilization of 89.0% for the year ended December 31, 2018.

◾

In November 2018, the Company successfully issued senior secured bonds in an aggregate principal amount of NOK 600 million (approximately $71.7 million) with Nordic Trustee AS. as the bond trustee. The net proceeds will be used to partially finance the Company’s portion of the capital cost of construction of the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) related to the Company’s 50/50 joint venture (the “Marine Terminal Joint Venture”).

◾

Since the end of the year, in March 2019, the Company successfully re-financed four of its ethylene capable vessels from the 2015 Secured Term Loan Facility for an aggregate amount of $107.0 million. The repayment of the loan on the four vessels was $75.6 million, leaving net proceeds of $31.4 million for fees and for general corporate purposes.

◾

In March 2019, the Company also successfully executed a credit agreement (the “Terminal Facility”) for a maximum principle amount of $75.0 million to be solely used for the payment of construction costs relating to the Marine Export Terminal.

◾	Upon completion of the above financings, the company has fully financed its portion of the capital cost of construction of the Marine Export Terminal.

Fourth Quarter 2018 Financial Results Overview

Operating revenue for the three months ended December 31, 2018, was $78.2 million, an increase of $1.5 million, or 2.0%, compared to the $76.7 million of operating revenue for the three months ended December 31, 2017.

For the fourth quarter of 2018, the average time charter equivalent rate (“TCE”)(2) across the fleet was $636,333 per calendar month ($20,920 per day), compared to $626,161 per calendar month ($20,586 per day) for the comparable period in 2017.

Fleet utilization across the 38 vessels was 86.3% for the fourth quarter of 2018, a reduction from 87.2% in the fourth quarter of 2017.

Operating revenue less voyage expenses amounted to $62.8 million for the three months ended December 31, 2018, compared to $61.9 million in the same three month period of 2017. This increase during the three months ended December 31, 2018, compared to the three months ended December 31, 2017, was as a result of a combination of increases in TCE rates giving rise to additional revenue of $1.0 million, a further $0.5 million increase due to the additional vessels in our fleet, partially off-set by a reduction in utilization rates of $0.6 million.

Net loss was $3.9 million for the three months ended December 31, 2018, or a loss per share of $0.07 per share. This includes non-cash movements of our cross-currency interest rate swap and foreign exchange translation, both relating to our NOK denominated bond, without which the loss for the three months ended December 31, 2018 would have been $1.1 million.

Reconciliation of Non-GAAP Financial Measure

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three and twelve months ended December 31, 2017 and 2018:

	(in thousands)		(in thousands)
	Three months ended		Year ended
	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Net income / (loss)	$1,411	$(3,899)	$5,310	$(5,739)
Net interest expense	9,324	11,724	41,475	44,054
Income taxes	6	(33)	397	333
Depreciation and amortization	18,863	18,884	73,588	76,140

EBITDA(1)	$29,604	$26,676	$120,770	$114,788
Foreign currency exchange gain on senior secured bonds	—	(2,360)	—	(2,360)
Unrealized loss on non-designated derivative instruments	—	5,154	—	5,154

Adjusted EBITDA(1)	$29,604	$29,470	$120,770	$117,582

1

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and non-cash movements of our cross-currency interest rate swap and foreign exchange translation . Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), our most directly comparable financial measure calculated accordance with U.S. GAAP.

2

TCE rate is a non-GAAP financial measure. TCE rate is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with operating revenues less voyage expenses, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period. See the table below for a reconciliation to the most directly comparable GAAP financial measure.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with GAAP, for the periods presented:

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018
Fleet Data:
Operating revenue	76,684	78,233
Voyage expenses	14,781	15,476

Operating revenue less Voyage expenses	61,903	62,757
Operating days	3,007	3,000
Average daily time charter equivalent rate(2)	$20,586	$20,920

The Terminal Facility

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal.

The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. Initial borrowing under the Terminal Facility may only occur after the Marine Terminal Borrower has made equity contributions required under the terminal facility to the Export Terminal Joint Venture, which together with available borrowings under the Terminal Facility, will fund its entire portion of the capital cost for the construction of the Marine Export Terminal. In addition, the ability of the Marine Terminal Borrower to borrow under the Terminal Facility is subject to the satisfaction of certain conditions, including the delivery to the lenders thereunder of legal opinions with respect to certain regulatory and environmental matters relating to the Marine Export Terminal. There can be no assurance that all conditions to borrowing will be satisfied.

Conference Call Details:

On Monday, April 1, 2019, at 8:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until April 8, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	December 31, 2018
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$71,515
Accounts receivable, net	14,889	17,033
Accrued income	15,791	4,731
Prepaid expenses and other current assets	11,340	16,057
Bunkers and lubricant oils	8,008	8,789

Total current assets	112,137	118,125
Non-current assets
Vessels in operation, net	1,740,139	1,670,865
Property, plant and equipment, net	1,611	1,299
Investment in equity accounted joint venture	—	42,462

Total non-current assets	1,741,750	1,714,626

Total assets	$1,853,887	$1,832,751

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$68,857
Accounts payable	8,071	10,784
Accrued expenses and other liabilities	12,478	12,798
Accrued interest	3,500	4,613
Deferred income	4,824	8,342

Total current liabilities	110,432	105,394

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	681,658	599,676
Senior secured bond, net of deferred financing costs	—	68,378
Senior unsecured bond, net of deferred financing costs	98,584	99,039
Derivative liabilities	—	5,154

Total non-current liabilities	780,242	772,247

Total Liabilities	890,674	877,641
Commitments and contingencies (see note 15)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,657,631 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	590,508
Accumulated other comprehensive loss	(277)	(363)
Retained earnings	373,499	364,408

Total stockholders’ equity	963,213	955,110

Total liabilities and stockholders’ equity	$1,853,887	$1,832,751

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended December 31, (in thousands except share data)		Year ended December 31, (in thousands except share data)
	2017	2018	2017	2018
Revenues
Operating revenue	$76,684	$78,233	$298,595	$310,046

Expenses
Brokerage commissions	1,263	1,349	5,368	5,142
Voyage expenses	14,781	15,476	55,542	61,634
Vessel operating expenses	26,956	27,095	100,968	106,719
Depreciation and amortization	18,863	18,884	73,588	76,140
General and administrative costs	3,554	4,121	13,816	16,346
Other corporate expenses	526	684	2,131	2,585

Total operating expenses	65,943	67,609	251,413	268,566

Operating income	10,741	10,624	47,182	41,480
Other income/(expense)
Share of result of equity accounted joint venture	—	(38)	—	(38)
Foreign currency exchange gain on senior secured bonds	—	2,360	—	2,360
Unrealized loss on non-designated derivative instruments	—	(5,154)		(5,154)
Interest expense	(9,967)	(12,017)	(37,691)	(44,908)
Write off of deferred financing costs	495	—	(786)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	—	(3,517)	—
Interest income	148	293	519	854

Income/(loss) before income taxes	1,417	(3,932)	5,707	(5,406)
Income taxes	(6)	33	(397)	(333)

Net income/(loss)	$1,411	$(3,899)	5,310	(5,739)

Earnings/loss per share:
Basic:	$0.03	$(0.07)	$0.10	$(0.10)
Diluted:	$0.03	$(0.07)	$0.10	$(0.10)

Weighted average number of shares outstanding:
Basic:	55,529,762	55,655,357	55,508,974	55,629,023
Diluted:	55,898,502	55,999,293	55,881,454	55,629,023

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	(in thousands)		(in thousands)
	2017	2018	2017	2018
Net income / (loss)	$1,411	$(3,899)	$5,310	$(5,739)
Other comprehensive income/(loss):
Foreign currency translation gain/(loss)	(242)	(77)	10	(86)

Total comprehensive income/(loss)	7,760	(3,976)	44,816	(5,825)

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(in thousands, except share data)

	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2016	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation plan	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Forfeited shares—2013 long-term equity incentive plan	(3,673)	—	—	—	—	—
Restricted shares issued March 20, 2018	131,542	2	—	—	—	2
Net income	—	—	—	—	(5,739)	(5,739)
Foreign currency translation	—	—	—	(86)	—	(86)
Share-based compensation plan	—	—	1,072	—	—	1,072

December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$955,110

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2017 (in thousands)	Year ended December 31, 2018 (in thousands)
Cash flows from operating activities
Net income/(loss)	$5,310	$(5,739)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	—	5,154
Depreciation and amortization	73,588	76,140
Payment of drydocking costs	(268)	(5,796)
Amortization of share-based compensation	1,412	1,074
Amortization of deferred financing costs	3,217	2,292
Share of result of equity accounted affiliates	—	38
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Prior year expenses recovered from insurance claim	(504)	—
Insurance claim debtor	(7)	(642)
Unrealized foreign exchange gain on senior secured bonds	—	(2,360)
Other unrealized foreign exchange gain/(loss)	3	(12)
Changes in operating assets and liabilities
Accounts receivable	(7,831)	(2,144)
Bunkers and lubricant oils	(1,074)	(781)
Prepaid expenses and other current assets	(5,079)	2,629
Accounts payable, accrued interest and accrued expenses and other liabilities	4,654	7,664

Net cash provided by operating activities	75,921	77,517

Cash flows from investing activities
Payment to acquire vessels	(1,940)	(648)
Investment in equity accounted joint venture	—	(42,500)
Payment for vessels under construction	(180,629)	—
Purchase of other property, plant and equipment	(1,726)	(182)
Receipt of shipyard penalty payments	280	—
Placement of short term investment	(25,000)	—
Release of short term investment	25,000	—
Insurance recoveries	990	1,003
Capitalized costs for the repair of Navigator Aries	—	—

Net cash used in investing activities	(183,025)	(42,327)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	395,170	21,900
Issuance of senior secured bonds	—	71,697
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance cost of senior secured bonds	—	(991)
Issuance cost of 7.75% senior unsecured bonds	(1,819)	—
Direct financing cost of secured term loan and revolving credit facilities	(2,058)	(38)
Repayment of secured term loan and revolving credit facilities	(251,852)	(118,352)

Net cash provided by/(used in) financing activities	111,941	(25,784)

Net (decrease)/increase in cash, cash equivalents and restricted cash	4,837	9,406
Cash, cash equivalents and restricted cash at beginning of year	57,272	62,109

Cash, cash equivalents and restricted cash at end of year	$62,109	$71,515

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$35,890	$41,465

Total tax paid during the year	$515	$176

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended December 31, 2018 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the construction and financing of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture (the “Export Terminal Joint Venture”); and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.